UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                MERIX CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   590049-10-2
                  ---------------------------------------------
                                 (CUSIP Number)

                               Jeffrey E. Schwarz
                       Metropolitan Capital Advisors, Inc.
                               660 Madison Avenue
                               New York, NY 10021
                                 (212) 486-8100

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 6, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                  SCHEDULE 13D

CUSIP NO.         590049-10-2                    PAGE    2    OF     16    PAGES
           --------------------------                 -------     --------
--------------------------------------------------------------------------------
1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person     Metropolitan Capital
                                                           Advisors, Inc.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                 (a) |_|
                                                                      (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*      00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                    |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                              New York
--------------------------------------------------------------------------------
  Number of                   7     Sole Voting Power                        0
  Shares                      __________________________________________________
  Beneficially                8     Shared Voting Power                211,700
  Owned by                    __________________________________________________
  Each                        9     Sole Dispositive Power                   0
  Reporting                   __________________________________________________
  Person With                 10  Shared Dispositive Power             211,700

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       211,700
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                    3.42%
--------------------------------------------------------------------------------
14  Type of Reporting Person*                                         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.








                                  SCHEDULE 13D

CUSIP NO.          590049-10-2                   PAGE    3    OF    16     PAGES
           ---------------------------                -------     --------

--------------------------------------------------------------------------------
1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person         KJ Advisors, Inc.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                 (a) |_|
                                                                      (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*      00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                    |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization               New York
--------------------------------------------------------------------------------
  Number of                   7     Sole Voting Power                         0
  Shares                      __________________________________________________
  Beneficially                8     Shared Voting Power                  36,600
  Owned by                    __________________________________________________
  Each                        9     Sole Dispositive Power                    0
  Reporting                   __________________________________________________
  Person With                 10  Shared Dispositive Power               36,600
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person         36,600
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                    0.59%
--------------------------------------------------------------------------------
14  Type of Reporting Person*        CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






                                  SCHEDULE 13D

CUSIP NO.          590049-10-2                   PAGE    4    OF    16     PAGES
           ---------------------------                -------     --------

--------------------------------------------------------------------------------
1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person   Metropolitan Capital
                                                         III, Inc..
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*                                          00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                      |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                    New York
--------------------------------------------------------------------------------
  Number of                   7     Sole Voting Power                        0
  Shares                      __________________________________________________
  Beneficially                8     Shared Voting Power                130,400
  Owned by                    __________________________________________________
  Each                        9     Sole Dispositive Power                   0
  Reporting                   __________________________________________________
  Person With                 10  Shared Dispositive Power             130,400
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       130,400
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                    2.11%
--------------------------------------------------------------------------------
14  Type of Reporting Person*                            CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                  SCHEDULE 13D

CUSIP NO.          590049-10-2                   PAGE    5    OF    16     PAGES
           ---------------------------                -------     --------

--------------------------------------------------------------------------------
1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person    Jeffrey E. Schwarz
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*                                          None
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                      |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization               U.S.A.
--------------------------------------------------------------------------------
  Number of                   7     Sole Voting Power                        0
  Shares                      __________________________________________________
  Beneficially                8     Shared Voting Power                378,700
  Owned by                    __________________________________________________
  Each                        9     Sole Dispositive Power                   0
  Reporting                   __________________________________________________
  Person With                 10  Shared Dispositive Power             378,700
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       378,700
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                    6.12%
--------------------------------------------------------------------------------
14  Type of Reporting Person*                                              IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                  SCHEDULE 13D

CUSIP NO.          590049-10-2                   PAGE    6    OF    16     PAGES
           ---------------------------                -------     --------

--------------------------------------------------------------------------------
1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person       Karen Finerman
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*                                          None
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                      |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                            U.S.A.
--------------------------------------------------------------------------------
  Number of                   7     Sole Voting Power                         0
  Shares                      __________________________________________________
  Beneficially                8     Shared Voting Power                 378,700
  Owned by                    __________________________________________________
  Each                        9     Sole Dispositive Power                    0
  Reporting                   __________________________________________________
  Person With                 10  Shared Dispositive Power              378,700
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person        378,700
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                    6.12%
--------------------------------------------------------------------------------
14  Type of Reporting Person*                                       IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.











CUSIP NO.          590049-10-2                   PAGE    7    OF    16     PAGES
           ---------------------------                -------     --------


ITEM 1.  SECURITY AND ISSUER

         Securities acquired:  Common Stock, no par value ("Common Stock")

         Issuer:  Merix Corporation

         Principal Executive Offices:       1521 Poplar Lane
                                            P.O. Box 3000
                                            Forest Grove, OR 97116


ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons") pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

         (i) Metropolitan Capital Advisors, Inc., a New York corporation ("Metropolitan Capital"), which is the sole General Partner of Metropolitan Capital Advisors, L.P., a Delaware limited partnership. Metropolitan Capital Advisors, L.P. is the sole General Partner of Bedford Falls Investors, L.P., a Delaware limited partnership.

         (ii) KJ Advisors, Inc., a New York corporation, which is the sole General Partner of Metropolitan Capital Partners II, L.P., a New York limited partnership.

         (iii) Metropolitan Capital III, Inc., a Delaware corporation, which is the sole General Partner of Metropolitan Capital Partners III, L.P., a Delaware limited partnership.

         (iv) Jeffrey E. Schwarz, an individual who is a Director, and the Chief Executive Officer, Treasurer and Secretary of Metropolitan Capital, KJ Advisors, Inc., and Metropolitan Capital III, Inc.

         (v) Karen Finerman, an individual who is a Director and the President of Metropolitan Capital, KJ Advisors, Inc., and Metropolitan Capital III, Inc.

         (b), (c) and (f) Each of the Reporting Persons has a business address of 660 Madison Avenue, New York, New York 10021.

         Metropolitan Capital is a privately owned New York corporation, the principal business of which is to act as General Partner of Metropolitan Capital Advisors, L.P. Metropolitan Capital Advisors, L.P. is the sole General Partner of Bedford Falls Investors, L.P., which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

         KJ Advisors, Inc. is a privately owned New York corporation, the principal business of which is to act as General Partner of Metropolitan Capital Partners II, L.P. Metropolitan Capital Partners II, L.P. is a privately owned partnership which provides administrative services to Bedford Falls Investors, L.P., and which also renders investment management and advisory services to institutional and other private investors regarding investment and trading in securities and other financial instruments. All of the securities of the Issuer reported herein as beneficially owned by KJ Advisors, Inc. are held in a managed brokerage accounts over which KJ Advisors, Inc., as General Partner of Metropolitan Capital Partners II, L.P. has discretionary trading authority (the "Managed Accounts").








CUSIP NO.          590049-10-2                   PAGE    8    OF    16     PAGES
           ---------------------------                -------     --------


          Metropolitan Capital III, Inc. is a privately owned Delaware corporation, the principal business of which is to act as General Partner of Metropolitan Capital Partners III, L.P. Metropolitan Capital Partners III, L.P. is a privately owned partnership which renders investment management and advisory services to Metropolitan Capital Advisors International Limited, which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

         Jeffrey E. Schwarz and Karen Finerman are each United States citizens residing in the State of New York whose principal occupations are as executive officers and Directors of Metropolitan Capital, KJ Advisors, Inc., and Metropolitan Capital III, Inc.

         (d) No events have occurred which would be required to be reported under the provisions of this Item.

         (e) No events have occurred which would be required to be reported under the provisions of this Item.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         The sources of the funds used by Metropolitan Capital to purchase Common Stock on behalf of Bedford Falls Investors, L.P., were working capital and margin borrowing through brokerage accounts maintained at Bear, Stearns & Company. The approximate aggregate amount of funds used to purchase such securities for Bedford Falls Investors, L.P. was $3,410,467. The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and other unrelated, ongoing transactions in such accounts. All such securities were acquired by open market purchases.

         The sources of funds used to purchase Common Stock on behalf of the Managed Accounts was equity capital in the Managed Accounts and margin borrowing through a brokerage account maintained at Bear, Stearns & Company. The approximate aggregate amount of funds used to purchase such securities for the Managed Accounts was $607,324. The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and other unrelated, ongoing transactions in the Managed Accounts. All such securities were acquired by open market purchases.

         The sources of funds used to purchase Common Stock on behalf of Metropolitan Capital Advisors International Limited were working capital and margin borrowing through brokerage accounts maintained at Bear Stearns &
Company. The approximate aggregate amount of funds used to purchase such securities was $2,187,324. The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and other unrelated ongoing transactions in such accounts. All such securities were acquired by open market purchases.


ITEM 4.  PURPOSE OF THE TRANSACTION

         The purpose of the transaction for each of the Reporting Persons is for investment. Each Reporting Person may from time to time make additional purchases of the Issuer's Common Stock and may dispose of any or all of the Issuer's Common Stock held by it. None of the Reporting Persons has any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions with respect to the Issuer, and may change their intentions as stated above.






CUSIP NO.          590049-10-2                   PAGE    9    OF    16     PAGES
           ---------------------------                -------     --------


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) (b) The beneficial ownership and voting and dispositive power of each of the Reporting Persons over Common Stock of the Issuer as of the date hereof is as follows:

         (i) Metropolitan Capital has purchased no shares of Common Stock of the Issuer solely for its own account. However, Metropolitan Capital may be deemed to have shared voting and dispositive power over the 211,700 shares representing 3.42% of Common Stock of the Issuer beneficially owned by Bedford Falls Investors, L.P.

         (ii) KJ Advisors, Inc. is the owner of shares of Common Stock of the Issuer solely by reason of its position as General Partner of Metropolitan Capital Partners II, L.P. which has discretionary voting and dispositive power over assets held in the Managed Accounts. Thus, by virtue of being the General Partner of Metropolitan Capital Partners II, L.P., KJ Advisors, Inc. may be deemed to have shared voting and dispositive power over the 36,600 shares representing 0.59% of Common Stock of the Issuer held in the Managed Accounts.

         (iii) Metropolitan Capital III, Inc. has purchased no shares of Common Stock of the Issuer solely for its own account. However, by reason of its position as General Partner of Metropolitan Capital Partners III, L.P. which has discretionary voting and dispositive power over the assets of Metropolitan Capital Advisors International Limited, Metropolitan Capital III, Inc. may be deemed to have shared voting and dispositive power over the 130,400 shares representing 2.11% of the Common Stock of the Issuer owned by Metropolitan Capital Advisors International Limited.

         (iv) Jeffrey Schwarz may be deemed the beneficial owner of 378,700 shares representing 6.12% of the Common Stock of the Issuer as a result of his being a director, executive officer and controlling stockholder of Metropolitan Capital, KJ Advisors, Inc. and Metropolitan Capital III, Inc. Jeffrey Schwarz does not beneficially own any shares of Common Stock of the Issuer other than through such positions.

         (v) Karen Finerman may be deemed the beneficial owner of 378,700 shares representing 6.12% of the Common Stock of the Issuer as a result of her being a director and executive officer of Metropolitan Capital, and a director, executive officer and stockholder of KJ Advisors, Inc. and Metropolitan Capital III, Inc. Karen Finerman does not beneficially own any shares of Common Stock of the Issuer other than through such positions.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13D-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 6,188,748 shares of Common Stock reported outstanding as of August 1, 1997, by the Issuer in its proxy dated August 11, 1997.

         (c) Transactions in the class of Securities reported on herein effected within the last 60 days by Metropolitan Capital for and on behalf of Bedford Falls Investors, L.P. are as follows. All such transactions comprise open market purchases of Common Stock unless otherwise indicated.







CUSIP NO.          590049-10-2                   PAGE    10   OF    16     PAGES
           ---------------------------                -------     --------


             DATE    NO. OF SHARES       PRICE PER SHARE            TOTAL
             ----    -------------       ---------------            -----

           8/06/97       21,700              $17.251             $374,340.00
           8/13/97       11,100               17.251              191,490.00

         Transactions in the class of securities reported on herein effected within the last 60 days by KJ Advisors, Inc., for and on behalf of the Managed Accounts are as follows. All such transactions comprise open market purchases of Common Stock unless otherwise indicated.

          DATE           NO. OF SHARES       PRICE PER SHARE            TOTAL
          ----           -------------       ---------------            -----

         7/10/97             6,200                $16.752           $103,865.00
         7/16/97             4,900                 17.807             87,252.64
         7/18/97             2,200                 17.757             39,065.00
         8/06/97             1,600                 17.259             27,615.00
         8/06/97             1,000                 17.265             17,265.00
         8/13/97             1,100                 17.264             18,990.00
         8/13/97             1,000                 17.265             17,265.00

         Transactions in the class of securities reported on herein effected within the last 60 days by Metropolitan Capital III, Inc., for and on behalf of Metropolitan Capital Advisors International Limited are as follows. All such transactions comprise open market purchases of Common Stock unless otherwise indicated.

          DATE            NO. OF SHARES    PRICE PER SHARE         TOTAL
          ----            -------------    ---------------         -----

         7/02/97               6,600           $16.690          $110,152.50
         7/07/97              10,000            16.752           167,515.00
         7/16/97              20,300            17.804           361,428.08
         7/18/97              16,200            17.751           287,565.00
         8/06/97              30,000            17.251           517,515.00
         8/13/97               3,200            17.255            55,215.00

         (d) Not Applicable

         (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A.  Agreement of Joint Filing.







CUSIP NO.          590049-10-2                   PAGE    11   OF    16     PAGES
           ---------------------------                -------     --------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                Metropolitan Capital Advisors, Inc.


                                By:   /s/ Jeffrey E. Schwarz
                                    --------------------------------------------
                                     Jeffrey E. Schwarz, Chief Executive Officer

Dated as of: August 13, 1997







CUSIP NO.          590049-10-2                   PAGE    12   OF    16     PAGES
           ---------------------------                -------     --------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                KJ Advisors, Inc.


                                By:   /s/ Jeffrey E. Schwarz
                                    --------------------------------------------
                                     Jeffrey E. Schwarz, Chief Executive Officer

Dated as of: August 13, 1997







CUSIP NO.          590049-10-2                   PAGE    13   OF    16     PAGES
           ---------------------------                -------     --------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                Metropolitan Capital III, Inc.


                                By:   /s/ Jeffrey E. Schwarz
                                    --------------------------------------------
                                     Jeffrey E. Schwarz, Chief Executive Officer

Dated as of: August 13, 1997




CUSIP NO.          590049-10-2                   PAGE    14   OF    16     PAGES
           ---------------------------                -------     --------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                By:   /s/ Jeffrey E. Schwarz
                                    --------------------------------------------
                                     Jeffrey E. Schwarz

Dated as of: August 13, 1997








CUSIP NO.          590049-10-2                   PAGE    15   OF    16     PAGES
           ---------------------------                -------     --------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                            By:   /s/ Karen Finerman
                                               ---------------------------------
                                                  Karen Finerman

Dated as of: August 13, 1997






CUSIP NO.          590049-10-2                   PAGE    16   OF    16     PAGES
           ---------------------------                -------     --------




                                    EXHIBIT A
                            AGREEMENT OF JOINT FILING
                                MERIX CORPORATION
                           COMMON STOCK, NO PAR VALUE


         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the join filing on behalf of each of them of a Statement on Schedule 13D and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 13th day of August, 1997.


METROPOLITAN CAPITAL ADVISORS, INC.                  METROPOLITAN CAPITAL III, INC.

By:   /s/ Jeffrey E. Schwarz                         By:   /s/ Jeffrey E. Schwarz
     -------------------------------------------        ---------------------------------------------
     Jeffrey E. Schwarz, Chief Executive Officer          Jeffrey E. Schwarz, Chief Executive Officer


KJ ADVISORS, INC.


By:   /s/ Jeffrey E. Schwarz
    --------------------------------------------
     Jeffrey E. Schwarz, Chief Executive Officer



 /s/ Jeffrey E. Schwarz                                    /s/ Karen Finerman
------------------------------------------------         --------------------------------------------
Jeffrey E. Schwarz, Individually                          Karen Finerman, Individually
